Exhibit 99.1

Fly Leasing Reports Third Quarter 2020 Financial Results

Dublin, Ireland, November 12, 2020 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the third quarter of 2020.

Highlights

•	Net loss of $8.1 million, $0.26 loss per share
•	2.1x net debt to equity
•	$285.1 million of unrestricted cash and cash equivalents at quarter end
•	New $180.0 million five-year senior secured term loan closed in October

“Despite the challenges of the COVID-19 pandemic, we are encouraged by improved domestic air travel demand in the quarter and the recent news of successful vaccine trials, which we believe will drive a recovery in air travel demand in 2021,” said Colm Barrington, Chief Executive Officer of FLY. “Total cash collected improved from the prior quarter and we have begun to receive repayment of some deferred rents. A number of our lessees have received government support, which is helping the airlines meet their payment obligations.”

“To buttress the balance sheet, we recently raised a new $180 million term loan,” said Barrington. “FLY continues to have a historically low debt to equity ratio, no orders for aircraft or other capital commitments and no significant near-term refinancing requirements. FLY also benefits from BBAM’s decades of experience and expertise in navigating industry cycles, which is a truly invaluable resource at this time.”

Financial Results

FLY is reporting a net loss of $8.1 million, or $0.26 per share, for the third quarter of 2020. This compares to net income of $51.7 million, or $1.67 per share, for the same period in 2019. The decrease in net income is primarily due to the non-recognition of revenue for certain lessees and no aircraft sales in the current quarter.

Net income for the nine months ended September 30, 2020 was $39.6 million, or $1.30 per share, compared to net income of $150.7 million, or $4.72 per share, for the nine months ended September 30, 2019.

Adjusted Net Income

Adjusted Net Loss was $9.0 million for the third quarter of 2020, compared to Adjusted Net Income of $59.8 million for the same period in the previous year. On a per share basis, Adjusted Net Loss was $0.30 in the third quarter of 2020, compared to Adjusted Net Income of  $1.93 for the third quarter of 2019.

For the nine months ended September 30, 2020, Adjusted Net Income was $45.9 million, or $1.50 per share, compared to $168.9 million, or $5.28 per share, for the same period last year.

A reconciliation of Adjusted Net Income (Loss) to net income (loss) determined in accordance with GAAP is shown below.

Financial Position

At September 30, 2020, FLY’s total assets were $3.5 billion, including investment in flight equipment totaling $3.0 billion. Total cash at September 30, 2020 was $307.5 million, of which $285.1 million was unrestricted. The book value per share at September 30, 2020 was $29.28. At September 30, 2020, FLY's net debt to equity ratio was 2.1x, compared to 2.3x at December 31, 2019.

2020 Term Loan

On October 15, 2020, FLY closed a new $180 million Term Loan to be secured by 11 narrowbody aircraft. The proceeds will be used for general corporate purposes, including the repayment of debt.

Aircraft Portfolio

At September 30, 2020, FLY had 86 aircraft and seven engines in its portfolio. FLY's aircraft and engines are on lease to 39 airlines in 24 countries. The table below does not include the engines.

Portfolio at	Sep. 30, 2020		Dec. 31, 2019
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320ceo Family	33	28%	34	28%
Airbus A320neo Family	1	2%	1	2%
Airbus A330	3	6%	3	6%
Boeing 737NG	40	37%	42	37%
Boeing 737 MAX	2	3%	2	3%
Boeing 757-SF	1	<1%	1	<1%
Boeing 777-LRF	2	10%	2	10%
Boeing 787	4	14%	4	14%
Total(1)	86	100%	89	100%

(1)	Includes six aircraft classified as held for sale as of December 31, 2019. No aircraft were held for sale as of September 30, 2020.

At September 30, 2020, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 8.3 years. The average remaining lease term was 4.9 years, also weighted by net book value. At September 30, 2020, FLY's portfolio had contracted annualized rental revenue of approximately $316 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, November 12, 2020. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 3499165. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity. In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these risks. The extent to which the COVID-19 pandemic ultimately impacts FLY's business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income (Loss)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Revenues
Operating lease rental revenue	$54,253	$96,084	$219,631	$302,520
End of lease income	6,320	—	8,974	30,387
Amortization of lease incentives	(1,017)	(1,402)	(2,334)	(4,353)
Amortization of lease discounts and other	(297)	24	(455)	27
Operating lease revenue	59,259	94,706	225,816	328,581
Finance lease revenue	137	153	423	469
Gain on sale of aircraft	—	38,934	31,717	82,632
Interest and other income	688	5,241	3,645	9,088
Total revenues	60,084	139,034	261,601	420,770
Expenses
Depreciation	32,589	33,881	96,197	108,769
Interest expense	24,381	33,580	76,820	107,198
Selling, general and administrative	7,656	8,013	22,413	26,173
Provision for uncollectible operating lease receivables	1,000	—	3,000	—
Loss (gain) on derivatives	(638)	2,537	(66)	2,809
Fair value loss on marketable securities	2,345	—	12,840	—
Loss on extinguishment of debt	—	1,620	850	5,330
Maintenance and other costs	1,188	623	3,404	2,846
Total expenses	68,521	80,254	215,458	253,125
Net income (loss) before provision (benefit) for income taxes	(8,437)	58,780	46,143	167,645
Provision (benefit) for income taxes	(370)	7,076	6,532	16,926
Net income (loss)	$(8,067)	$51,704	$39,611	$150,719
Weighted average number of shares
- Basic	30,481,069	30,873,297	30,575,646	31,846,836
- Diluted	30,481,069	30,987,394	30,575,646	31,954,204
Earnings (loss) per share
- Basic	$(0.26)	$1.67	$1.30	$4.73
- Diluted	$(0.26)	$1.67	$1.30	$4.72

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Sep. 30, 2020 (Unaudited)	Dec. 31, 2019 (Audited)
Assets
Cash and cash equivalents	$285,124	$285,565
Restricted cash and cash equivalents	22,354	52,738
Rent receivables, net	57,075	14,264
Investment in finance lease, net	10,713	11,639
Flight equipment held for sale, net	—	144,119
Flight equipment held for operating lease, net	2,699,341	2,720,000
Maintenance rights	285,869	290,958
Deferred tax asset, net	14,383	11,675
Fair value of derivative assets	4,183	4,824
Other assets, net	118,659	129,377
Total assets	$3,497,701	$3,665,159
Liabilities
Accounts payable and accrued liabilities	$29,080	$22,746
Rentals received in advance	9,847	16,391
Payable to related parties	3,763	10,077
Security deposits	38,934	40,726
Maintenance payment liability, net	203,499	219,371
Unsecured borrowings, net	620,713	619,407
Secured borrowings, net	1,509,449	1,695,525
Deferred tax liability, net	64,011	57,935
Fair value of derivative liabilities	50,315	27,943
Other liabilities	75,460	76,761
Total liabilities	2,605,071	2,786,882
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,481,069 and 30,898,410 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	516,254
Retained earnings	420,003	380,392
Accumulated other comprehensive loss, net	(37,142)	(18,400)
Total shareholders’ equity	892,630	878,277
Total liabilities and shareholders’ equity	$3,497,701	$3,665,159

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Nine months ended Sep. 30,
	2020 (Unaudited)	2019 (Unaudited)
Cash Flows from Operating Activities
Net income	$39,611	$150,719
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on sale of aircraft	(31,717)	(82,632)
Depreciation	96,197	108,769
Amortization of debt discounts and debt issuance costs	5,484	7,786
Amortization of lease incentives and other items	3,026	4,843
Provision for uncollectible operating lease receivables	3,000	—
Fair value loss on marketable securities	12,840	—
Loss on extinguishment of debt	850	5,330
Provision for deferred income taxes	6,121	15,963
Security deposits and maintenance payment liability recognized into earnings	(2,487)	(26,145)
Cash receipts from maintenance rights	2,725	1,741
Other	(112)	5,121
Changes in operating assets and liabilities:
Rent receivables	(51,285)	(10,995)
Other assets	1,390	(5,280)
Payable to related parties	(6,314)	2,576
Accounts payable, accrued liabilities and other liabilities	7,806	12,468
Net cash flows provided by operating activities	87,135	190,264
Cash Flows from Investing Activities
Purchase of flight equipment	(74,128)	(114,826)
Proceeds from sale of aircraft, net	160,271	651,488
Payments for aircraft improvement	(15,298)	(3,059)
Payments for lessor maintenance obligations	(357)	(1,843)
Purchase of equity certificates	—	(7,425)
Other	(1,540)	740
Net cash flows provided by investing activities	68,948	525,075

	Nine months ended Sep. 30,
	2020 (Unaudited)	2019 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	4,009	1,169
Security deposits returned	—	(1,546)
Maintenance payment liability receipts	17,359	48,631
Maintenance payment liability disbursements	(10,109)	(14,975)
Debt extinguishment costs	(20)	(194)
Debt issuance costs	—	(342)
Repayment of secured borrowings	(191,734)	(474,659)
Shares repurchased	(6,517)	(32,844)
Net cash flows used in financing activities	(187,012)	(474,760)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	104	(55)
Net (decrease) increase in unrestricted and restricted cash and cash equivalents	(30,825)	240,524
Unrestricted and restricted cash and cash equivalents at beginning of period	338,303	281,080
Unrestricted and restricted cash and cash equivalents at end of period	$307,478	$521,604

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$285,124	$432,747
Restricted cash and cash equivalents	22,354	88,857
Unrestricted and restricted cash and cash equivalents	$307,478	$521,604

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Net income (loss)	$(8,067)	$51,704	$39,611	$150,719
Adjustments:
Unrealized foreign exchange (gain) loss	416	(345)	377	(449)
Deferred income taxes	(642)	5,972	6,121	15,963
Fair value changes on undesignated derivatives	(722)	2,475	(228)	2,618
Adjusted Net Income (Loss)	$(9,015)	$59,806	$45,881	$168,851
Average Shareholders’ Equity	$895,369	$776,218	889,813	748,112
Adjusted Return on Equity	(4.0%)	30.8%	6.9%	30.1%

Weighted average diluted shares outstanding	30,481,069	30,987,394	30,575,646	31,954,204
Adjusted Net Income (Loss) per diluted share	$(0.30)	$1.93	$1.50	$5.28

FLY defines Adjusted Net Income (Loss) as net income (loss) plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income (Loss) are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income (Loss) by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income (Loss) and Adjusted Return on Equity, in addition to GAAP net income (loss) and earnings (loss) per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income (Loss) and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different from those used by other companies.